Gencor Industries, Inc.

5201 N. Orange Blossom Trail

Orlando, Fl 32810

September 19, 2005

Ms. Jeanne Bennett

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Gencor Industries, Inc.

Form 10-K for the fiscal year ended September 30, 2004

Form 10-Q for the fiscal quarters ended December 31, 2004 and March 31, 2005

File No. 1-11703

The following are our responses to your questions per your letter of August 9, 2005. We believe the following should clarify any potential misunderstandings and answer your questions. We remain available to arrange a mutually convenient time to discuss your comments and our responses via a meeting or conference call. We welcome any additional questions or comments you may have regarding our filings. Please feel free to call us at 407-290-6000 to discuss any remaining issues.

FORM 10-K for fiscal 9/30/04

Management’s Discussion and Analysis

Results of Operations-Page 9

Q:1)	We refer to the response to comment 1. You disclose that domestic sales increased by approximately $9 million or in excess of 21%. Expand to disclose the factors responsible for the material increase in domestic sales. We see your response; however, the existing disclosure is silent with respect to this increase.

A:1)	Net sales for the year ended September 30, 2004 were a decrease from the prior year. We explained the decline was related to reduced foreign sales, and the reasons therefore. We also disclosed there was an increase in Domestic sales. Since there was no unusual reason for the increase in domestic sales, no further discussion was deemed necessary. In future filings, we will enhance our review of disclosures in an attempt to provide more robust disclosures.

Q:2)	We refer to the response to comment 2. In a written response, fully describe the nature, timing an extent of the consolidation of the UK operations. Provide an explanation of the nature and extent of those operations before and after the consolidation. Identify and quantify any accounting changes recognized in connection with that action. Show us in detail how you applied the requirements of SFAS 144 in accounting for the consolidation action and show us that the application is appropriate in your specific fact pattern. Show us that your financial statements include all of the relevant disclosures required by the literature you applied. We may have further comment about disclosure upon review of the written response.

A:2)	The UK operations sold, designed, and manufactured asphalt plants and components. Due to low order intake and poor margins the operation was consolidated into our US operations. We continue to sell, design, and manufacture asphalt plants in the US. Per paragraph A29b. of SFAS 144, since the UK operations are part of a larger cash-flow-generating group (the asphalt plant business) the conditions for reporting as discontinued operations are not met. A29b. also notes in the example, “The facility is classified as held for sale…”. This is the accounting treatment we used. Note 1 of our financial statements discloses Assets held for sale is comprised of property and equipment in the UK and is valued at the lower of carrying value or fair value less cost to sell. The consolidation of the operation was also disclosed in the MD&A comparing 2004 to 2003, and 2003 to 2002.

Liquidity and Capital Resources- Page 10

Q:3)	We see your response to comment 3; however, we see that your operating cash flows vary inconsistently with net earnings and that you cumulatively reported operating cash flows of less that $500 during the past three years while you reported profits totaling nearly $12 million. Please expand to provide an analysis of cash flows fully reflective of the guidance from FR-72. We see your assertion that the detail about your cash flows is “laid out in detail on the cash flow statement.” However, while that statement identifies “what” happened, the statement itself does not provide analysis of cash flows, nor does it provide explanation of the operational factors leading to changes in the components of or movement in cash flows from period to period.

A:3)	You are correct in stating profits totaled nearly $12 million while operating cash flow was less that $500. Clearly the reason for the difference is the income and cash generated from our investee. This income (before taxes) of almost $15 million is explained on two lines on the cash flow statement and two separate paragraphs in the MD&A. We therefore believe we have followed FR72 in explaining the material items affecting our operations and cash flow.

Q:4)	We refer to the response to comment 4. Please revise as necessary to appropriately present the contractual obligations table.

A:4)	As we indicated previously, we no longer have any outstanding long-term debt. The credit facility does mature in 2006. It was included in the wrong column in the 9/30/04 Form 10-K. The 10-K did disclose the fact that the facility matured in 2006 and was expected to be renewed or refinanced at that time. As disclosed in our June 30, 2005 Form 10-Q, we have over $26 million in cash and marketable securities and no long-term debt. We believe revising the 9/30/04 Form 10-K is not warranted as the classification in the Contractual Obligations table has no ongoing significance.

Q:5)	We refer to the responses to comments 6 and 9. The carrying amount of U.K. assets held for sale exceeds 10% of your assets as of September 30, 2004. Those assets appear to have been held for sale for more than one year. Expand MD&A to make detailed disclosure about the nature and composition of these assets. Also make detailed disclosure about the plan for and status of the disposition and disclose how you determined the fair value of the assets. The disclosure should also clarify why you believe the carrying amount is recoverable.

A:5)	The Assets held for sale have been held since the summer of 2003. The property is for sale. The value on the financial statements is at cost, which is not in excess of fair market value. Fair market value was evidenced by written offers for the property. We continue to pursue the maximum value for the Company. We agree to expand on the status of our plans for selling this property in our 9/30/05 Form 10-K.

Q:6)	We refer to the responses to comments 10, 11 and 27. From your disclosures we see that assets attributed to the discontinued operations exceed $8 million (approximately 19% of total assets at December 31, 2004) and liabilities of those operations exceed $8.5 million (approximately 31% of total liabilities at December 31, 2004). We also see that stockholders’ equity includes a $4.4 million debit for currency translation and that the operations have been held for disposal for several years. Expand to make clear and detail disclosure about the expected manner and timing of the disposition of the Brazilian business, including specific disclosure about reasons for the extended period. Disclose why you have not been able to resolve claims associated with this operation and disclose detail about the nature and extent of those claims. Also make disclosure about nature and extent of the difficulties in “repatriating funds from Brazil.” APB 30 appears to have been in effect at the time you initiated the disposition. Under paragraph 14 to that statement, the original plan for disposition should have included the expected method of disposal and period of completion. Please expand to make detailed disclosure about that plan, including specific disclosure about how and why those plans changed overtime. Also make clear disclosure about why the amounts of assets and liabilities have not changed from the amounts as of September 30, 2003. While we see your assertion about the net carrying amount of the assets and liabilities, absent a legal right of offset, an evaluation of materiality based on the net amount does not appear appropriate in GAAP.

A:6)	As disclosed in Note 7 to our Form 10-Q for the quarter ended June 30, 2005, during the quarter, the assets of our discontinued operation in Brazil were disposed of with all the proceeds used to pay liens and claims against the property, with no significant further obligation to Gencor Industries, Inc. The net assets were fully reserved in 2001 when the other assets of the discontinued operation were sold. Other Assets of $3.2 million, Property and Equipment of $3.5 million, Accounts Payable, Income and Other Taxes Payable and Accruals of $2.9 million, Other Liabilities of $3.3 million , and Accumulated Translation Loss of $4.3 million were charged to the impairment reserve with no resulting gain or loss on the disposition. As this was a non-cash investing and financing transaction per SFAS 95, the appropriate disclosures were made in Note 7 and in the MD&A. Since we believe our previous disclosures were appropriate and this transaction was consummated in the quarter ended June 30, 2005, we believe no additional explanation is warranted.

Q:7)	As a related matter, expand MD&A to provide a description of the components of the assets and liabilities of the discontinued segment. That is, describe the components of the assets and liabilities as presented in the table on page 23. Also state how you determined the fair value of the assets as of December 31, 2004 and clarify why you believe the valuations are appropriate. Also make disclosure about the expected manner and timing of liquidation of the liabilities. To the extent liabilities are estimated or contingent, make disclosure about the nature and extent of uncertainties.

A:7)	See response to Question #6 above.

Financial Statements

Report of Independent Registered Public Accounting Firm- Page 14

Q:8)	We refer to the response to comment 7. The audit report refers to the work of other auditors. Accordingly, you should provide an audit report for that component of your business as required by and in conformity with the requirements of Regulation S-X. Alternatively, your auditors may take responsibility for the entire audit in a revised report.

A:8)	Our auditors will take responsibility for the entire audit in future filings. As we stated, the US auditors will perform additional procedures and remove their reference to other auditors for previous periods as well. This will be done in the current Form 10-K for the year ending September 30, 2005.

Consolidated Balance Sheets-Page 15

Q:9)	We refer to your response to comment 8. Expand the notes to financial statements to clarify the amounts of the translation adjustment associated with the Brazilian operations and UK properties held for disposal. Make clarifying disclosure about the accounting for those amounts in line with the response.

A:9)	See response to Question #6 above.

Note 1. Nature of Operations and Significant Accounting Policies- Page 20 —Investment in Unconsolidated Investees – Page 21

Q:10)	We refer to comment 16. As set forth in Rule 4-08(g) to Regulation S-X, certain summarized disclosures are required for equity method investees when the quantitative thresholds determined according to guidance from S-X Rule 1-02(w) are met. That rule does not require that you control an investee and only makes reference to Rule 1-02(w) for purposes of defining the computations. That is, the S-X Rule 3-09 disclosures apply to entities meeting the definition of an equity method investee. You have investment in a general partner and limited liability companies. As provided in guidance set forth in EITF 03-16, D-46 and SOP 78-9 those investments appear to be equity method investees. While we realize that you account for income from these investees on a cash basis; the entities appear to be, by definition, equity method investees. Accordingly, either provide the disclosures required by Rule 4-08(g) or further explain in a written response why those disclosures are not required under our rules. We may have further comment upon review of that response.

A:10)	S-X Rule 3-09 begins as follows: “(a) If any of the conditions set forth in § 210.1-02(w), substituting 20 percent for 10 percent in the test used therein to determine significant subsidiary, …”. The term “subsidiary” is defined in S-X Rule 1-02(x). This rule defines subsidiary as “…an affiliate controlled by such person directly, or indirectly through one or more intermediaries.” There is no control over these entities.

S-X Rule 4.08 (g) (ii) also refers to § 210.1-02(w) for criteria to be met for a significant subsidiary. The two entities which provide us the cash distributions are unaudited partnerships. These are investees, not subsidiaries as defined in the regulations. Also see response to question #12 below.

Q:11)	We refer to comment 17. As a related matter, the financial statement requirements of S-X Rule 3-09 apply to equity method investees meeting the quantitative thresholds set forth in that rule. That rule does not require that you control the investee and only makes reference to Rule 1-02(w) for purposes of defining the significance computations. As noted above, your investees appear to be equity method entities as defined in GAAP. Accordingly, compliance with S-X Rule 3-09 requires financial statements when the quantitative criteria are met. Under the definitions from Rule 3-09, it appears that financial statements are required, including audited financial statements for 2002 and 2003. Either provide those financial statements or further explain in a written response why they are not required under our rules. We may have further comment upon review of that response.

A:11)	See response to question #10 above.

Q:12)	You state that you have a 45% interest in CLLC, a 25% interest in the general partner and a 1/3 voting interest in GP Management Committee. In light of these ownership interests explain to us in writing why you believe you do not have significant influence over these entities as that notion is applied in U.S. GAAP. Be detailed and specific in supporting your position. The response should fully describe your consideration of the literature. Refer to APB 18, EITF 03-16, D-46 and SOP 78-9 for guidance. We may have further comment upon review of that response.

A:12)	Yes the Company has a 45% interest in CLLC. CLLC sold four synthetic fuel plants to a limited partnership (“LP”) Carbontronics Synfuel Investors, LP, which is now the owner of the plants. Future revenue to CLLC is based upon the production of these plants continuing to qualify for tax credits under Section 29 of the Internal Revenue Code, and the ability to economically produce and successfully market synthetic fuel produced by the plants. If the LP is successful in producing fuel which qualifies for tax credits, sells the synthetic fuel, sells the tax credits to investors, and has sufficient cash flow to cover all operating expenses, then the LP remits cash to CLLC as additional purchase price for the sale of the plants. CLLC distributes any cash receipts to its investors. CLLC has no other operations. There are no significant assets, liabilities, nor equity on the financial statements for CLLC. CLLC is not audited and is not controlled by the Company and the Company can not compel an audit of CLLC. There is no equity to be recorded for our investment in CLLC.

Yes the Company has a 25% interest in the General Partner(“GP”) of the LP. The GP is a limited liability company and owns .1% of the LP. An administrative member of the GP, not the Company, is responsible for administration of the day-to-day affairs of the GP and LP. The Company is entitled to appoint only one of the three members of the GP

Management Committee and has 1/3 voting rights thereof. The Company does not have the ability to control, remove, or significantly influence the administrative partner. The Company does not accrue operating losses of the GP as the Company has no obligation to fund any operating losses. As an LLC, the Company is not liable to the LLC. The GP has no other operations. There are no significant assets, liabilities, nor equity on the financial statements for GP. GP is not audited and is not controlled by the Company and the Company can not compel an audit of GP. There is no equity to be recorded for our investment in GP.

In addition, the Company has a 25% interest in Carbontronics II, LLC (“C2LLC”). The C2LLC is a limited liability company and receives royalty payments from the LP only if the LP is successful in producing fuel which qualifies for tax credits, sells the synthetic fuel, sells the tax credits to investors, and has sufficient cash flow to cover all other operating expenses. The Company does not accrue operating losses of the C2LLC as the Company has no obligation to fund any operating losses. As an LLC, the Company is not liable to the LLC. The C2LLC has no other operations. There are no significant assets, liabilities, nor equity on the financial statements for C2LLC. C2LLC is not audited and is not controlled by the Company and the Company can not compel an audit of C2LLC. There is no equity to be recorded for our investment in C2LLC.

Q:13)	Tell us whether you are entitled to tax credit pass through income on a perpetual basis. That is, confirm to us that there is no term or time limit on your rights to that income. Otherwise, please make appropriate disclosure.

A:13)	The existing tax credit legislation is scheduled to expire at the end of the calendar year 2007. It is not known if the legislation will be extended or amended. The uncertainties regarding these credits are fully disclosed in the Notes to the financial statements. See the disclosures in Note 6 to our Form 10-Q for the quarter ended June 30, 2005.

Q:14)	We refer to comment 13. We see your response; however, the structure, purpose and operations of the investment entities continues to be unclear. Please disclose an organization chart showing structure and interrelationship between the various entities. Also make clear disclosure about the purpose and operations of each entity. Clarify the nature of the “administrative member” of the GP and define that party’s rights and responsibilities for administration of the partnerships. Also describe the nature, purpose and authority of the GP Management Committee in which you have a 1/3 voting interest.

A:14)	See response to question # 12 above and #16 below.

Q:15)	Your response to comment 13 indicates that there are many uncertainties over which you have no control with respect to tax credit pass-through earnings from the partnerships. Please expand your filing to make comprehensive disclosure about these “many uncertainties.” While we see disclosure about the IRS matter in 2004 and brief reference to uncertainties on page 2; we do not see detailed and comprehensive disclosure about uncertainties.

A:15)	The uncertainties may change periodically as the tax and economic factors change. See Note 5 to our Form 10-Q for the quarter ended March 31, 2005, and Note 6 to our Form 10-Q for the quarter ended June 30, 2005. These Notes include the uncertainties mentioned previously plus the new uncertainty brought about by the rapid increase in oil prices.

Q:16)	We see that there are various agreements and amendments describing the formation and operations of the investees. Please file those agreements as exhibits to the Form 10-K. If you believe that action is not required please explain in writing. We may have further comment upon review of that response.

A:16)	On December 28, 1998, we provided your office, to the attention of Jeanne Bennett, a summary of the transactions with the investees, and certain documents relating thereto. These documents were filed as “Confidential Documents”. Should you have specific questions regarding these Confidential Documents we would be pleased to respond appropriately.

Reporting Segments, Page 22

Q:17)	We refer to comment 24. Expand to provide a clear numerical reconciliation between the carrying amount of fixed assets presented on your balance sheet and the amounts presented in this table. Alternatively, revise the balance sheet to separately disclose assets and liabilities of the discontinued business in Brazil.

A:17)	9/30/04 Balance Sheet:

Property and equipment, net	$11.3 million
Assets held for sale	$5.4 million

Subtotal	$16.7 million
Fixed assets of discontinued operation	$3.4 million

Total Long-Term Assets per page 22.	$13.3 million

Note 2. Discontinued Operations, Page 22

Q:18)	We refer to the response to comment 10 and 34. Please clearly disclose the amount of the impairment reserve associated with the discontinued operations. Also make detailed and specific disclosure about how you estimated that reserve, how you update that estimate overtime and why you believe the recorded amount is appropriate at December 31, 2004.

A:18)	See response to Question #6 above.

Q:19)	We refer to the response to comment 33. Show us, in detail, how you estimated the impairment reserve as of December 31, 2004. Tell us how you determined the fair values of the assets held for disposal and show us the amounts of the reserve allocated thereto. Please be specific to each category of asset. To the extent the reserve has been provided for contingent liabilities of other matters, the written response should identify the amount and explain the purpose.

A:19)	See response to Question #6 above.

Q:20)	As a related matter your response to comment 33 indicates that the impairment reserve was provided under SFAS 5. At the time you initially reported the discontinued business it appears that APB 30 was the guiding literature for reporting and accounting of discontinued operations; and, that SFAS 121 was the relevant guidance for asset impairments. Asset impairment charges provided under SFAS 121 are not liabilities and reserves should be normally applied against the relevant assets. Either revise or further explain, in writing, why your presentation complies with GAAP. We may further comment upon review of that response.

A:20)	See response to Question #6 above.

Q:21)	We refer to the response to comment 32. Please make disclosure about the deposits in Brazil. Also make disclosure about the apparent contingency with respect to release and repatriation of those deposits.

A:21)	See response to Question #6 above.

Form 10-Q as of March 31, 2005

Balance Sheet, Page 3

Q:22)	We see the significance of the investments recorded as of March 31, 2005. In a written response, describe the nature of these investments and identify the accounting method applied for SFAS 115 purposes. You reported the cash outflow as an operating activity; accordingly, we presume you identified the investments as “trading” as defined in SFAS 115. Revise to make disclosure about the nature of these investments and the accounting policy being applied.

A:22)	We have added a Note 2-Marketable Securities to our Form 10-Q for the quarter ended June 30, 2005 and will continue to include the disclosure in future filings. The securities are categorized as trading securities and stated at market value.

Other

Q:23)	Please re-file the representations at the end of your letter dated June 21, 2005 without the qualifying language in the last sentence. That is, please delete the words after the word “foregoing.”

A:23)	Legal counsel has advised on the inclusion of the qualifying language which clearly states our legal rights.

We understand that it is the Commission’s fixed position and requirement that the Company acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges the foregoing insofar as it is required to so acknowledge the same but reserves all legal rights available to it.

We welcome any additional questions or comments you may have regarding our filings. Please feel free to call us at 407-290-6000 to discuss any remaining issues. We would be glad to meet with you personally, or telephonically, to discuss any remaining questions you may have.

Very truly yours,

E.J.Elliott

Chairman and Chief Executive Officer